

Mail Stop 3561

June 12, 2008

Via U.S. Mail

Robert Stopanio
President
Scorpion Performance, Inc.
3000 SW 4th Avenue
Fort Lauderdale, Florida 33315

Re: Scorpion Performance, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed May 30, 2008
File No. 000-52859

Dear Mr. Stopanio:

We have reviewed your responses to the comments in our letter dated March 14, 2008 and have the following additional comments. Please note that all page references below correspond to the marked version of your filing.

Form 10

Financial Statements

Consolidated Statement of Operations, page F-20

1. Please revise to reflect the impairment loss totaling $122,296 that was recognized during 2006 as a component of the Company's total operating expenses for the period. Refer to the guidance outlined in SAB Topic 5:P, Question 2.

Note 1. Summary of Significant Accounting Policies

Accounting for uncertainty in income taxes, page F-28

2. We note your response to our prior comment 29 as included in our letter dated March 14, 2008 and your disclosure on page F-28 where you state that you will adopt FIN No. 48 as of the first quarter of fiscal year 2008. We remind you again that your adoption date does not comply with FIN No. 48. As outlined in paragraph 22 of FIN No. 48, this interpretation shall be effective for fiscal years beginning after December 15, 2006. As such, you are required to adopt this interpretation in the   first quarter of your fiscal year ended December 31, 2007. As previously requested, in our prior comment 29 as included in our letter dated March 14, 2008, please revise your footnote disclosure on page F-28 to reflect the effects of adopting FIN No. 48 in your financial statements for the fiscal year ended December 31, 2007 and provide the disclosures outlined in paragraph 20, 21 and 24 of FIN No. 48, as applicable.

Note 4. Income Taxes, page F-34

3. The disclosure included in Note 4 which indicates "the valuation allowance increased $982,000 to $2,063,000 in 2007 and $592,000 to $1,081,000 in 2006" appears to be in error since the table which follows this disclosure indicates your deferred tax asset valuation allowances totaled $982,000 at December 31, 2007 and $592,000 at December 31, 2006, respectively. Please revise to correct this error.

Other

4. We note your response to our prior comment number 24 as included in our letter dated March 14, 2008 in which you indicate that you will provide an adequate response and make responsive changes in a future amendment, as necessary. Please ensure that the requested information and disclosures requested in our prior comment number 24 as included in our letter dated March 14, 2008, are provided in a future response letter. Please note that we may have further comment upon our review of your response.

Annual Report on Form 10-KSB

5. Please address the remaining comments outlined above in an amendment to your Annual Report on Form 10-KSB for the year ended December 31, 2007, where applicable.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Jeffrey Jaramillo at (202) 551-3212 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Lauren Nguyen at (202) 551-3642 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: Charles B. Pearlman, Esq.
Fax: (954) 713-7700